7
                               Filed by Comcast Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                               Subject Company: AT&T Comcast Corporation
                               Commission File No. 333-82460

                               Date: June 13, 2002


    The following slide presentation was shown at Merrill Lynch's 5th Annual Media & Entertainment Conference on June 13, 2002:

                            Merrill Lynch 5th Annual
                       Media & Entertainment Conference


                            cable commerce content


June 13, 2002

                                                                  [COMCAST LOGO]

Safe Harbor

Caution Concerning Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Comcast Corporation ("Comcast") wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to
(1) the effects of legislative and regulatory changes; (2) the potential for increased competition; (3) technological changes; (4) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (5) pricing pressures which could affect demand for Comcast's services; (6) Comcast's ability to expand its distribution; (7) changes in labor, programming, equipment and capital costs;
(8) Comcast's continued ability to create or acquire programming and products that customers will find attractive; (9) future acquisitions, strategic partnerships and divestitures; (10) general business and economic conditions;
(11) other risks described from time to time in Comcast's periodic reports filed with the Securities and Exchange Commission; and (12) with respect to statements relating to the proposed combination of Comcast and AT&T Broadband, factors that could cause actual results of the combined businesses of Comcast and AT&T Broadband to differ materially from expected results for such businesses, including failure to integrate the businesses successfully or to achieve the expected combination benefits.

Merrill Lynch
June 13, 2002                                                     [COMCAST LOGO]

Financial Reputation

               Fully Reviewed Comcast 10-K in Connection with the
                            Filing of Merger Proxy


o    No Ratings Triggers

o    No Commercial Paper Issuance Concerns

o    No Material Off-Balance Sheet Debt
     - $200MM Performance Guarantee of an Affiliate Fully Disclosed

o    No Unusual Capitalization Policies


                                  NO NONSENSE

Merrill Lynch
June 13, 2002                                                     [COMCAST LOGO]

                       1Q02: Strong Operating Performance


                  Cable                 QVC                    Content
$ in Millions          13.5%                11.4%                      33.6%
$600                     X     $200                  $60
                         X
                         X                    X      $55                 X
$550                     X                    X                          X
               X         X     $175           X      $50                 X
               X         X           X        X                          X
$500           X         X           X        X                          X
               X         X           X        X      $45                 X
               X         X           X        X                          X
$450           X         X     $150  X        X      $40     X           X
              1Q01    1Q02          1Q01    1Q02            1Q01       1Q02


                        Consolidated Revenue Growth: 12%
                          Consolidated OCF Growth: 18%

Merrill Lynch               Note: Pro Forma Results
June 13, 2002                                                     [COMCAST LOGO]

                             [COMCAST CABLE LOGO]
                                     Today


                 o   3rd Largest U.S. Cable Operator
[PHOTO]
                     o   8.5 Million Subscribers


                 o   Pending AT&T Broadband Transaction

[PHOTO]              o   22 Million Subscribers

                     o   Largest U.S. Cable Operator

                 o   Upgraded Broadband Network
[PHOTO]
                 o   Growth in New Services

Leveraging an Upgraded Network

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                                 Homes Passed
                                 (in Millions)

                   1996    1997    1998    1999    2000    2001
                   ----    ----    ----    ----    ----    ----
550MMz              3.4     2.5     1.3     1.9     1.3     0.7

550MHz to 750MHz    1.9     1.6     1.7     2.1     1.7     2.1

750MHz or More      1.6     3.0     4.4     5.5     9.7    11.0
                   ----    ----    ----    ----    ----    ----
Total               6.9     7.1     7.4     9.5    12.7    13.8
                    50%                                     95%


Merrill Lynch
June 13, 2002                                                     [COMCAST LOGO]

Leveraging an Upgraded Network

--> Strong Demand for New Services
     Comcast digital cable
     Comcast High-Speed Internet

--> Double-Digit OCF Growth
     o 10% in 2000
     o 12% in 2001
     o 12-14% in 2002E

--> Significant Free Cash Flow
     o Consolidated: $800 million - $1.0 billion in 2002E

           Upgraded Network + New Services + Double-Digit OCF Growth
                    = Significant Free Cash Flow Generation


Merrill Lynch
June 13, 2002                                                     [COMCAST LOGO]

Strong Operating Performance

                           Free Cash Flow Generation


Decrease in cable capital expenditures

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

(Billions)

                 1998     1999     2000     2001     2002E
                ------   ------   ------   ------   -------
Cable           $0.711   $0.739   $1.248   $1.855   $ 1.3
Consolidated    $0.187   $0.154   $0.388   $0.326   $ 0.196
                ------   ------   ------   ------   -------
Total           $0.898   $0.893   $1.636   $2.181   $ 1.496


....leads to significant FCF generation

[THE FOLLOWING TABLE WAS REPRESENTED BY A LINE GRAPH IN THE PRINTED MATERIALS.]

         1998     1999      2000      2001     2002E
         ----     ----      ----      ----     -----
FCF     $66.3    $402.6    $266.6    $110.1    $800

Free Cash Flow = EBITDA - Cap Ex - Interest Expense - Cash Taxes. Excludes One-Time Tax Payments, OCF losses from Business Telephony Initiatives and High-Speed Internet Transition Costs


Merrill Lynch
June 13, 2002                                                     [COMCAST LOGO]

[COMCAST LOGO] digital cable


                     YE98       YE99       YE00       YE01       1Q02         YE02E
                     ----       ----       ----       ----       ----         -----
Subscriptions (000s)   78         515      1354       2335       2539.5       3MM+(*)
Penetration            5%       10.2%      18.7%       27%        30.2%       34.8%





                  * 2002 Guidance: 600-700,000 net additions.


Merrill Lynch
June 13, 2002                                                     [COMCAST LOGO]

[COMCAST LOGO] digital cable


                          Strong and Profitable Growth


                     o  Positive Contribution Since Day One

                        o Incremental Revenue: $10.61 per Box

                        o Incremental OCF: >80% Margin


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

Building on the Digital Platform



                        100% +
                         ^
Subscription            /-\
 Penetration            /
     |                 /
     |                /  Interactive TV
     |               /
     |              /  Extended VOD / PVR
     |             /
     |            /  High Definition TV
     |           /
     |          /  Video-On-Demand
     |         /
     |        /  Digital Plus
     |       /    $14.95
     |      /
     |     /   Digital Classic
     |    /      $9.95
     |
     ----------------------------------------


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

Building on the Digital Platform

                         Video-On-Demand

o  Drives Digital Penetration

o  Leverages Existing Box

o  Competitive Advantage

     Digital --> Parity

     VOD     --> Superiority

o  Scalable Architecture for Future
   Services


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

                          VOD . . . More Than Movies


          Movies           +           Time Shifted Programming
            |                                      |
     ----------------           -----------------------------------------
     |              |           |                      |                |
         Impulse                     Subscription           "Best of"
                                                            Cable and
                                 HBO  Showtime  STARZ!     Broadcasting


                               [GRAPHIC OMITTED]
                                                                           News

                                                                         Sports

                                                                           Kids

                                                                       Shopping

                                                                     Prime Time
                                                                          Cable


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

Building on the Digital Platform

                           High-Definition Television


o  Today:         Available to 1.3MM
                  Customers in Philadelphia
                  and New Jersey

o  YE 2002:       Expand Offering in Mid-                   [GRAPHIC OMITTED]
                  Atlantic Super Cluster and
                  to Other Key Markets

o  Programming:   ABC, NBC, HBO, and Showtime

o  2003:          Comcast SportsNet


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

                       [COMCAST LOGO] High-Speed Internet

                           YE98    YE99    YE00    YE01    1Q02      YE02E
                           ----    ----    ----    ----    ----      -----
Subscribers (000s)         51      142     400     948     1040      1.4MM+(*)
Penetration                3%       5%      7%     9.1%     9.2%     11.6%



                  * 2002 Guidance: 400-500,000 net additions.


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

                       [COMCAST LOGO] High-Speed Internet


o 1Q02 ARPU: $40, up from $35 in 4Q01

o Significant Cash Flow Improvement                         [GRAPHIC OMITTED]

o Designed to Support Multiple ISPs

    o First ISP Deal: Juno and NetZero

    o Juno Broadband Launched in Nashville and
      Indianapolis on May 30, 2002                          [GRAPHIC OMITTED]


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

Leveraging the Cable Modem Platform

         Over the Next 12 - 24 Months:

            o Music

            o Photo Sharing
                                                                 [PHOTO]
            o Gaming

            o Short-Form Video

            o Video Chat


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

                               [GRAPHIC OMITTED]


                                                                [COMMERCE LOGO]

Revenue Growth


[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

($ in Billions)

               CAGR: 15%

               1990   1991   1992   1993   1994    1995    1996    1997     1998     1999     2000     2001
               ----   ----   ----   ----   ----    ----    ----    ----     ----     ----     ----     ----
Base + iQVC    0.78   0.91    1.1    1.2    1.4   1.572   1.737   2.083    2.339    2.695    3.051    3.373
UK                                                0.047   0.099   0.189    0.273    0.328    0.301    0.271
Germany                                               0       0   0.012    0.042    0.102    0.138    0.197
Other                                                             0.029    0.021   0.0421   0.0466    0.074
               ----   ----    ---    ---    ---   -----   -----   -----    -----   ------   ------    -----
Total          0.78   0.91    1.1    1.2    1.4   1.619   1.836   2.313    2.675   3.1671   3.5366    3.915


Merrill Lynch
June 13, 2002                                                      [QVC LOGO]

Operating Cash Flow Growth

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

($ in Billions)

               CAGR: 38%

                    1990    1991    1992    1993    1994    1995    1996    1997    1998     1999     2000    2001
                    ----    ----    ----    ----    ----    ----    ----    ----    ----     ----     ----    ----
Base + iQVC           21     136     164     193     209     261     304     361     426      512      612     726
UK                                                            -6      -4       9      30     41.8       20      25
Germany                                                                      -32     -20    -19.3      -12      -7
Other                                                                                         4.3     -1.3     -22
                    ----    ----    ----    ----    ----    ----    ----    ----    ----     ----     ----    ----
Total                 21     136     164     193     209     255     300     338     436    538.8    618.7     722


Merrill Lynch
June 13, 2002                                                      [QVC LOGO]

Customer Growth

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

(in Millions)


     1990  1991  1992  1993  1994   1995  1996  1997  1998  1999  2000  2001
     ----  ----  ----  ----  ----   ----  ----  ----  ----  ----  ----  ----
      2.5   3.0   3.4   3.7   4.2    5.2   5.6   6.3   6.9   7.8   8.4   9.1


Merrill Lynch
June 13, 2002                                                      [QVC LOGO]

QVC Delivers...In One Day!

          12/2/01: $65MM in Computers              [GRAPHIC OMITTED]
          1/19/02: $18MM in Computers



[GRAPHIC OMITTED]              4/30/02: $18MM on Cooking Day



          5/11/02: $23MM on Fashion Day           [GRAPHIC OMITTED]


Merrill Lynch
June 13, 2002                                                      [QVC LOGO]

International Expansion

                                                          o  5MM Homes
                                                          o  Launched 4/1/01
                             o  28MM Homes                o  2001 Revenue: $14MM
                             o  2001 Revenue:  $198MM     o  2001 OCF: ($19MM)
o  2001 Revenue: $271MM      o  2001 OCF: ($7MM)
o  9MM Homes                                                [GRAPHIC OMITTED]
o  2001 OCF: $25MM              [GRAPHIC OMITTED]

   [GRAPHIC OMITTED]

      [QVC LOGO]                   [QVC LOGO]                   [QVC LOGO]
 THE SHOPPING CHANNEL             DEUTSCHLAND                     JAPAN


Merrill Lynch
June 13, 2002

                               [GRAPHIC OMITTED]



                                                                        CONTENT

Value Creation Through Content

                                                                                       Value Today
                                                                                       -----------
[GRAPHIC: QVC]        o  More than Tripled OCF in 7 years                              $13 - $15Bn
                         o  $209MM in 1994 to $722MM in 2001

[GRAPHIC:             o  50% subscriber growth in 4 years                            $1.5 - $2.5Bn
E! ENTERTAINMENT         o  46MM in 1997 to 71MM at YE01
TELEVISION]

[GRAPHIC: STYLE]      o  17MM subscribers today growing to 40MM by YE04              $300 - $500MM

[GRAPHIC: THE         o  25% subscriber growth in 1 year                             $1.0 - $1.5Bn
GOLF CHANNEL]            o  36MM in 2000 to 46MM at YE01

[GRAPHIC: OUTDOOR     o  135% subscriber growth since 1998                           $500 - $700MM
LIFE NETWORK]            o  17MM in 1998 to 41MM at YE01

[GRAPHIC: COMCAST     o  Regional sports network covers 8.3MM                        $300 - $500MM
SPORTSNET]               subscribers and entire Mid-Atlantic customer base
                                                                                   ---------------

                                                                                   $16.6 - $20.7Bn

Source:  Wall Street equity research estimates.
         Value represents 100% of the equity for each entity.


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

[COMCAST LOGO]

                             Continuing to Deliver


               o   Accelerating Cash Flow Growth

               o   Free Cash Flow Generation

               o   Strong Balance Sheet

               o   Long-Term Shareholder Value


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

AT&T COMCAST (R)
     CORPORATION


                         A Powerful Platform for Growth

          o  National Reach:   22 Million Subscribers
                               38 Million Homes Passed

               o  New Services Leadership

               o  National Advertising Platform

               o  Content Creation Opportunity

          o  Value Creation Through Synergies

          o  Cash Flow Growth Exceeding 20%

          o  Financial Strength and Flexibility


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

AT&T COMCAST (R)
     CORPORATION


                                            2003           2004          2005
                                            ----          -----         -----
AT&T Broadband OCF
Margin Improvement(1)                        26% ---------------------->  36%

Operating Synergies(1) (Millions)           $300           $400          $500

Comcast Cable OCF Growth(1)                  11% ---------------------->  11%


                           OCF Growth Exceeding 20%

        (1) For Illustrative Purposes Only. Not Indicative of Guidance


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

Integration Success: Acquired Systems

            AT&T Broadband: 1.4MM Subscribers Acquired January 2001


                                     2000        2001        Growth      2002E
                                     ----        ----        ------      -----

Revenue (Millions)                  $831.3      $878.2         5.6%     $964.6

Cash Flow (Millions)                $262.5      $330.9        26.1%     $391.3

OCF Margin                            31.6%       37.7%     6.1 pts.      40.6%

Annual OCF/ Avg. Subscriber         $179.7      $224.3        24.8%     $262.3



Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

Integration Success: Acquired Systems


                            2000         2001          Growth       2002E
                            ----         ----          ------       -----

Revenue (Millions)        $   4.6      $  10.7         132.6%     $  15.5

Cash Flow (Millions)      $  (3.7)     $   2.0           N/A      $   4.0

Telephone Subscribers      12,776       20,768          62.5%      28,020

Homes Passed (000)            176          188           6.8%         230


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

AT&T COMCAST (R)
     CORPORATION

  Merger Funding In Place

      o $17 Billion of Bank Facilities

      o Funding Requirement at Closing: $11-$14 Billion

         o Includes Repayment of AT&T Intercompany Debt,
           Free Cash Flow Deficit and Other Near-Term
           Liquidity Needs for AT&T Comcast


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

                          Commitment to Deleveraging



                    AT&T Comcast debt(1)
                      ($ in Billions)

QUIPS                $5.0       $5.0----
                                        $1.1
                                            --------     -------
New                                     $0.5
AT&T Comcast                                                    $6.5
Borrowings          $12.5                           $10.7            ------
                                                                           $4.2

Existing
AT&T Bonds           $8.4                            $8.4                  $8.4

Existing
Comcast Debt         $9.9                            $9.4                  $9.4
--------------------------------------------------------------------------------
 Total Debt                    $30.8                $28.5                  $22.0
--------------------------------------------------------------------------------
                                      Rural Cable            Estimated
                                        System               TWE value
                                        Sales/               (after-tax)
                                      Liquid Share
                                      Monetization

o QUIPS conversion to equity represents a $5.0BN (face value) reduction in total debt and preferred

o Within two years, AT&T Comcast expects to monetize TWE ($6.5BN+, after-tax(2))

o An additional after-tax value of $1.1BN in highly liquid assets will also be monetized in the next year

o On April 5th, AT&T Broadband reached an agreement with Bresnan Communications to sell 320,000 subscribers in Montana, Wyoming and Colorado for $735MM in cash

o   On May 21st, Comcast sold 42MM shares of AT&T stock for $540MM in cash

    -   Reducing opening debt balance


   (1)  Net of AT&T Broadband Exchangeables and Comcast ZONES

   (2) Preliminary valuation for illustrative purposes based on Wall Street estimates


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

AT&T COMCAST (R)
     CORPORATION


Financially Strong and
       Positioned for Growth

   o  Free Cash Flow Generation

   o  Investment Grade Rating

   o  Building Long Term Shareholder Value

                             Unlimited Opportunity


Merrill Lynch
June 13, 2002                                                    [COMCAST LOGO]

                                  Comcast (R)

   Note: The following notice is included to meet certain legal requirements:


                           FORWARD-LOOKING STATEMENTS

     The enclosed information contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of AT&T Corp. ("AT&T"), Comcast Corporation ("Comcast") and, after the completion of the proposed transaction between AT&T and Comcast, AT&T Comcast Corporation ("AT&T Comcast") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in AT&T's, Comcast's and AT&T Comcast's filings with the Securities and Exchange Commission ("SEC"), including risks and uncertainties relating to: failure to obtain and retain expected synergies from the proposed transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, changes in laws or regulations, availability and cost of capital and other similar factors. Readers are referred to AT&T's and Comcast's most recent reports filed with the SEC. AT&T, Comcast and AT&T Comcast are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.


                             ADDITIONAL INFORMATION

     In connection with the proposed transaction, AT&T, Comcast and AT&T Comcast have filed a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about AT&T, Comcast and AT&T Comcast, without charge, at the SEC's web site at http://www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, N.J. 07920,
Attention: Investor Relations. Free copies of Comcast's and AT&T Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed transaction. Information concerning Comcast's participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.